UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2004

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

OH&R INVESTMENT PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

OH&R Investment Plan
December 30, 2004 and 2003, and Year Ended December 30, 2004
With Report of Independent Registered Public Accounting Firm

OH&R Investment Plan

Audited Financial Statements and Supplemental Schedules

December 30, 2004 and 2003, and
Year Ended December 30, 2004

Table of Contents

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator
of the OH&R Investment Plan

We have audited the accompanying statements of net assets available for benefits of the OH&R Investment Plan as of December 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 30, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2005

Ernst + Young LLP

0506-0652596

OH&R Investment Plan

Statements of Net Assets Available for Benefits

	December 30	
	2004	**2003**
Assets		
Investments, at fair value	**$ 5,013,308**	$ 4,324,294
Receivables:		
Contribution receivable from participants	**6,779**	9,023
Contribution receivable from OH&R Special Steels Company	**4,050**	23,311
Accrued income	**795**	247
Total receivables	**11,624**	32,581
Cash, noninterest bearing	**17,836**	–
Net assets available for benefits	**$ 5,042,768**	$ 4,356,875

See accompanying notes.

OH&R Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 30, 2004

Additions	
Investment income:	
Interest and dividends	$ 51,084
Net appreciation in fair value of investments	483,137
	534,221
Contributions:	
Participants	262,469
OH&R Special Steels Company	207,094
	469,563
Total additions	1,003,784
Deductions	
Benefits paid directly to participants	317,891
Total deductions	317,891
Net increase	685,893
Net assets available for benefits:	
Beginning of year	4,356,875
End of year	$ 5,042,768

See accompanying notes.

1. Description of the Plan

The following description of the OH&R Investment Plan (the Plan) provides only general information. Participants should refer to the *Total Rewards* handbook (Summary Plan Description) for a more complete description of the Plan's provisions.

General

OH&R Special Steels Company (the Company) is a subsidiary of The Timken Company. The Plan is a defined contribution plan covering full-time employees of OH&R Special Steels Company. The Timken Company is the Plan Administrator. Full-time employees of the Company become eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 20% of their gross earnings directly to the Plan subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions, "Matching Contributions," at an amount equal to 100% of the first 3% of the participant's gross earnings and 50% of the excess of 3% up to the next 3% of the participant's gross earnings.

The Plan also provides for a "Core Contribution" by the Company for employees at the Vienna Division who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 1.0% to 4.5%. For the employees of the Marlborough Division, the Plan provides for a "Base Contribution" determined as an allocation of 1% of the participant's prior quarter's earnings and is paid quarterly.

Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's fund options. The Matching Contributions and Base Contributions are invested in the Timken Company Common Stock Fund. Participants are not allowed to direct the investment of the Matching Contributions or Base Contributions made in Timken common shares until January 1, following three calendar years after they were made, reaching the age of 55 or 30 years of service, or following retirement. Core Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

1. Description of the Plan (continued)

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. Company and participant contributions are made to the Timken Stock Fund. At the end of each plan year all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Vesting in the Core Contribution portion of their account plus actual earnings thereon occurs after completion of three years of service. Vesting of the Base Contribution portion of their account plus actual earnings thereon occurs over a period of three years with 50% vested after one year and an additional 25% in years two and three.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant's vested account balance, less rollover contributions, is greater than $5,000, they may leave their vested assets in the Plan until age 70½.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $14.51 and $11.26 at December 30, 2004 and 2003, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken Company common shares	$ 252,907
Mutual funds	33,716
Collective trust funds	196,514
	$ 483,137

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2004	2003
Timken Company Common Stock Fund*	$ 1,161,493	$ 845,084
AXP New Dimensions Fund	699,431	763,381
American Express Trust U. S. Government Securities Fund I	–	426,022
American Express Trust U.S. Government Securities Fund II	487,112	–
American Express Trust Bond Fund	–	405,995
American Express Trust Bond Fund II	437,846	–
American Express Trust Medium-Term Horizon (50:50) Fund	679,117	546,972
American Express Trust Equity Index Base Fund	–	892,581
American Express Trust Equity Index I	1,009,334	–

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2004	**2003**
Investments, at fair value:		
The Timken Company Common Stock Fund	**$ 1,161,493**	$ 845,084
Receivable:		
Participants and Company contributions receivable	**4,215**	10,672
	$ 1,165,708	$ 855,756

	Year Ended December 30, 2004
Change in net assets:	
Net appreciation in fair value of investments	**$ 252,907**
Dividends	**23,017**
Participants and Company contributions	**182,541**
Benefits paid directly to participants	**(125,908)**
Transfers to participant directed accounts	**(22,605)**
	$ 309,952

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 30, 2004:

	Shares	Dollars
Purchased	**9,733**	**$ 225,883**
Dividends received	**–**	**23,017**

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Subsequent Event

On March 24, 2005, all of the Timken Company's defined contribution plan assets, including the assets of the Plan, were transferred from American Express Trust Company to JPMorgan, the Timken Company's new defined contribution plan recordkeeper. There was no effect to the Plan's financial statements because of the transfer.

Supplemental Schedules

OH&R Investment Plan

EIN #04-3324809 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (A)	Current Value
Timken Company Common Stock Fund* (A)	80,037 units	$ 815,275	$ 1,161,493
AXP New Dimensions Fund*	28,819 units		699,431
Templeton Foreign Fund	13,068 units		160,610
American Express Trust*:			
U.S. Government Securities Fund II	487,112 units		487,112
Bond Fund II	40,620 units		437,846
Short-Term Horizon (25:75) Fund	195 units		3,948
Medium-Term Horizon (50:50) Fund	27,226 units		679,117
Long-Term Horizon (80:20) Fund	1,346 units		35,050
Small Cap Equity Index	9,496 units		186,737
Equity Index I	27,024 units		1,009,334
Participant notes receivable*	Interest rates ranging from 5.0% to 10.5% with various maturity dates		152,630
Total investments			$ 5,013,308

*Indicates party in interest to the Plan.

(A) Nonparticipant-directed investment. Cost information is only required for nonparticipant-directed investments.

OH&R Investment Plan

EIN #04-3324809 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 30, 2004

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii) – Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets							
The Timken Company (C)	Timken common shares						
	56 purchases aggregating 9,733 shares	$ 225,883			$ 225,883		
	31 sales aggregating 6,949 shares		$ 162,156		130,225		$ 31,931

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed investment.

There were no category (i), (ii), or (iv) transactions during 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OH&R INVESTMENT PLAN

Date: June 27, 2005

By: /s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41155) pertaining to the OH&R Investment Plan of The Timken Company of our report dated June 23, 2005, with respect to the financial statements and schedules of the OH&R Investment Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2004.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2005